EXHIBIT 21.1

S1 Subsidiaries	State/Jurisdiction of Organization

PM Systems Corporation	South Carolina
Postilion, Inc	Florida
Regency Systems, Inc	Texas
S1, Inc	Kentucky
S1 Belgium N.V.	Belgium
S1 Corporation (S) PTE Limited	Singapore
S1 Deutschland GmbH	Germany
S1 Enterprise, Inc.	Delaware
S1 Global Limited	United Kingdom
S1 Holdings, LLC	Delaware
S1 International IP Holdings Ltd.	United Kingdom
S1 Ireland Ltd	Ireland
S1 Latin America S.A.S.	Colombia
S1 Real Estate Holdings, LLC	Delaware
S1 Services India Pvt. Ltd	India
S1 Tech Services, Ltd	Thailand
Software Dynamics, Incorporated	California
Temple Acquisition Corporation	Delaware
X/Net Associates, Inc	New York